EXHIBIT 12.1

APACHE CORPORATION

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

AND COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(In millions, except ratio data)

(Unaudited)	2014	2013	2012	2011	2010
EARNINGS
Pretax income (loss) from continuing operations	$(2,906)	$4,404	$4,840	$8,064	$5,167
Add: Fixed charges excluding capitalized interest	192	278	251	247	311

Adjusted Earnings	$(2,714)	$4,682	$5,091	$8,311	$5,478

FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
Interest expense including capitalized interest(1)	$499	$560	$501	$430	$343
Amortization of debt expense	6	8	7	5	17
Interest component of lease rental expenditures(2)	50	74	66	64	59

Fixed charges	555	642	574	499	419
Preferred stock dividend requirements(3)	—	79	185	130	55
Noncontrolling interest	343	56	—	—	—

Combined Fixed Charges and Preferred Stock Dividends(1)	$898	$777	$759	$629	$474

Ratio of Earnings to Fixed Charges	(4.89)	7.29	8.86	16.67	13.10

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	(3.02)	6.03	6.71	13.22	11.57

(1)	Interest expense related to the provisions for uncertainty in income taxes under ASC Topic 740, “Income Taxes” is not included in the computation of ratios of earnings to fixed charges and combined fixed charges and preferred stock dividends.
(2)	Represents the portion of rental expense assumed to be attributable to interest factors of related rental obligations determined at interest rates appropriate for the period during which the rental obligations were incurred. Approximately 32 to 34 percent applies for all periods presented.
(3)	The Company does not receive a tax benefit for its preferred stock dividends. This amount represents the pre-tax earnings that would be required to cover its preferred stock dividends.